Consent of Independent Auditors

The Board of Directors
Linens 'n Things, Inc.

We consent to the use of our audit report dated February 4, 1998 on the consolidated balance sheets of Linens 'n Things, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997 incorporated herein by reference in the Registration Statement on Form S-8 of the Linens 'n Things, Inc. 401(k) Plan.

Our audit report refers to Linens 'n Things, Inc.'s adoption of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" effective October 1, 1995 and a change in its policy for accounting for the costs of internally developed software effective January 1, 1995.

KPMG LLP

New York, New York
February 5, 1999